Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of            Aldwych House                   Tel: +44 207 611 8960
Stolt-Nielsen S.A.         71-91 Aldwych                   Fax: +44 207 611 8965
                           London WC2B 4HN                 www.stolt-nielsen.com
                           United Kingdom

        "U.S. Justice Department Will Not Appeal Stolt-Nielsen Decision"

              "The Criminal Case is Over: Amnesty Agreement Stands"

London, England - December 22, 2007 - Stolt-Nielsen S.A. (Oslo Stock Exchange:
SNI) announced today that late Friday evening, December 21, 2007, the U.S. Department of Justice announced in Washington that it will not appeal the decision by the U.S. District Court in Philadelphia dismissing the indictment in U.S. v. Stolt-Nielsen S.A. et al.

The Department of Justice decision not to appeal the ruling of U.S. District Judge Bruce W. Kauffman brings to an end the Justice Department's criminal antitrust case against the Company and two of its executives related to the parcel tanker industry.

"We are pleased to have the Justice Department acknowledge the factual findings of the District Court" said Niels G. Stolt-Nielsen, CEO of Stolt-Nielsen S.A. "We are pleased that justice has been served, the Amnesty Agreement stands, and this case is finally over."

"The Company remains grateful to the American justice system to see this vindication. We had an impartial court listen to the evidence and exonerate us from the claims made by the Antitrust Division" Mr. Stolt-Nielsen continued.

Judge Kauffman had released his 79-page, fact-intensive ruling on November 30, 2007. The November 30th decision dismissed the criminal indictment brought by the Antitrust Division in September 2006 against Stolt-Nielsen, S.A. and two of its executives. The indictment was dismissed based on the promises made by the Antitrust Division to the Company in its January 15, 2003 Amnesty Agreement.

Contact: Andrew Hayes/Blanaid Colley
         Hudson Sandler
         UK +44 (0) 20 7796 4133
         Stolt-Nielsen@hspr.com

         Jan Chr. Engelhardtsen
         UK +44 (0) 20 7611 8972
         jengelhardtsen@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin
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tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore
(NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.